FORM 6-K


                                   SECURITIES AND EXCHANGE COMMISSION
                                         Washington, D.C. 20549


                                        Report of Foreign Issuer


                                  Pursuant to Rule 13a-16 or 15d-16 of
                                  the Securities Exchange Act of 1934


                                          For October 15, 2001


                                             AERCO LIMITED


                                          22 Grenville Street
                                               St. Helier
                                            Jersey, JE4 8PX
                                            Channel Islands
                            ------------------------------------------------
                                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        Form 20-F X                Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No X
                            ---                      ---

                               INDEX TO EXHIBITS

Item
----

1. AerCo Limited Monthly Report to Noteholders for August 2001, including additional information excluded from form 6-K, filed October 11, 2001.







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






                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 15, 2001




                                                   AERCO LIMITED


                                                   By: /s/ Michael
                                                       -------------------------
                                                       Name:  Michael Walsh
                                                       Title: Attorney-in-Fact





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